Exhibit (a)(5)(F)

MEMORANDUM OF UNDERSTANDING

The parties to the putative class action lawsuit currently pending in the Court of Chancery of the State of Delaware (the “Court”), captioned Jennifer Walling v. AGA Medical Holdings, Inc., Tommy G. Thompson, Franck L. Gougeon, Jack P. Helms, Daniel A. Pelak, Paul B. Queally, Terry A. Rappuhn, Darrel J. Tamosuinas, Sean M. Traynor, Asteroid Subsidiary Corporation, and St. Jude Medical, Inc., C.A. No. 5934-VCN (the “Action”), by and through their respective undersigned counsel, have reached an agreement in principle providing for the settlement of the Action (the “Settlement”) on the terms and subject to the conditions set forth in this Memorandum of Understanding (“Memorandum”):

WHEREAS, on October 15, 2010, AGA Medical Holdings, Inc. (“AGA Medical” or the “Company”) entered into a merger agreement (the “Merger Agreement”) pursuant to which, among other things, St. Jude Medical, Inc., and its indirect, wholly-owned subsidiary, Asteroid Subsidiary Corporation, will acquire all of the common stock of AGA Medical at a price of $20.80 per share by means of a cash-and-stock tender offer (the “Tender Offer”) followed by a second-step merger (the “Proposed Transaction”);

WHEREAS, on October 15, 2010, certain stockholders of AGA Medical (the “T&V Parties”) entered into a tender and voting agreement with St. Jude Medical, Inc. (the “T&V Agreement”);

WHEREAS, the Tender Offer is scheduled to expire on November 17, 2010;

WHEREAS, on October 28, 2010, Jennifer Walling (“Plaintiff”) filed a verified class action complaint (the “Complaint”), motion for preliminary injunction (the “Injunction Motion”), and motion to expedite (“Expedition Motion”) on behalf of a class of AGA Medical stockholders against the Company, AGA Medical’s directors (collectively, the “AGA Medical Directors” and with AGA Medical, the “AGA Medical Defendants”), Asteroid Subsidiary Corporation and St. Jude Medical, Inc. (together, “St. Jude” and collectively with the AGA Medical Defendants, “Defendants” and, together with Plaintiff, the “Parties”), seeking, among other things, to enjoin the Proposed Transaction on the grounds that AGA Medical’s Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934, filed on Schedule 14D-9 (the “14D-9”), and St. Jude’s Registration Statement under the Securities Act of 1933 on Form S-4 (the “S-4”) failed to adequately disclose certain allegedly material information, that the AGA Medical Directors allegedly breached their fiduciary duties in connection with the Merger Agreement, and that St. Jude aided and abetted those alleged breaches;

WHEREAS, the Complaint in the Action also challenged the conduct of Defendants in agreeing to the Proposed Transaction;

WHEREAS, contemporaneously with the filing of the Complaint, Plaintiff also served her first Request for Production of Documents and Things Directed to all Defendants;

WHEREAS, following the filing of the Complaint and related papers, Plaintiff moved promptly to obtain a hearing on the Expedition Motion;

WHEREAS, counsel for the Parties subsequently began discussions concerning a schedule for expedited discovery and for the presentation of Plaintiff’s Injunction Motion;

WHEREAS, on November 1, 2010, the Court scheduled a hearing on Plaintiff’s Injunction Motion for 11:00 a.m., on November 15, 2010;

WHEREAS, the Parties subsequently began discussions regarding a proposed form of Order setting a schedule for expedited proceedings in connection with Plaintiff’s Injunction Motion;

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WHEREAS, the Parties have engaged in expedited discovery, including the production of documents and the deposition of the Company’s financial advisor, in connection with the Proposed Transaction;

WHEREAS, counsel for the Parties have engaged in arm’s-length negotiations concerning a possible settlement of the Action;

WHEREAS, counsel for Plaintiff has consulted with a financial advisor in connection with the prosecution of the Action and discussions with counsel for Defendants concerning a possible resolution;

WHEREAS, on November 8, 2010, the Parties reached an agreement in principle to settle the Action on the basis that AGA Medical and St. Jude, respectively, would make the Additional Disclosures (as defined below);

WHEREAS, subject to confirmatory documentary and deposition discovery as provided for below, Plaintiff’s counsel has determined that a settlement of the Action on the terms reflected in this Memorandum is fair, reasonable, and adequate;

WHEREAS, Defendants, to avoid the costs, disruption, and distraction of further litigation, and without admitting the validity of any allegations made in the Action, or any liability with respect thereto, or with respect to any matter relating to the Proposed Transaction, have concluded that it is desirable that the claims against them be settled on the terms reflected in this Memorandum;

WHEREAS, the AGA Medical Defendants maintain that they have committed no disclosure violations or any other breach of duty whatsoever in connection with the Merger Agreement, the Proposed Transaction or the 14D-9, and St. Jude maintains that it did not aid and abet any alleged breach of any fiduciary duty owed by the AGA Medical Directors; and

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WHEREAS, Plaintiff’s entry into this Memorandum is not an admission as to the lack of merit of any of the claims asserted in the Action;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the Parties, the Parties have agreed as follows:

1.                                       AGA Medical will include certain additional disclosures in an amendment to the 14D-9, as negotiated with recommended by Plaintiff in connection with her prosecution of the Action (in the form attached as Exhibit A hereto) (the “Additional 14D-9 Disclosures”).  Plaintiff’s counsel reviewed and approved the Additional 14D-9 Disclosures.

2.                                       In the event that St. Jude is required by the Securities and Exchange Commission (the “SEC”) to file an amendment to the S-4, St. Jude will include certain additional disclosures in an amendment to the S-4 which parallel (to the extent necessary) the Additional 14D-9 Disclosures, as recommended by Plaintiff in connection with her prosecution of the Action (as marked on Exhibit A) (the “Additional S-4 Disclosures,” with the Additional 14D-9 Disclosures, the “Additional Disclosures”).  Plaintiff’s counsel reviewed and approved the Additional S-4 Disclosures, which would appear in an amendment to the S-4 if the filing of an amendment to the S-4 is required by the SEC.

3.                                       The Company will extend the time its shareholders can submit a written demand for an appraisal pursuant to 8 Del. C. § 262(d) by an additional fifteen (15) days.  The Company will provide notice of the extension of the time for demanding an appraisal in the notice sent to the stockholders for the meeting or vote to approve the merger included in the Proposed Transaction or, if no such meeting or vote is required, in the notice made pursuant to 8 Del. C. § 262(d).

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4.                                       Without conceding or acknowledging the materiality or any legal obligation to provide the Additional Disclosures or any other settlement consideration, Defendants acknowledge that the prosecution of the Action and the efforts of and negotiations with Plaintiff’s counsel were the sole cause of the Additional Disclosures, the substance of which is reflected in Exhibit A, and the extension of the period for shareholders to seek appraisal as reflected in Paragraph 3.

5.                                       Neither Plaintiff nor Plaintiff’s counsel will seek further disclosures as a condition of this Settlement beyond those set forth in the Additional Disclosures.  Plaintiff acknowledges and agrees that the Parties to the Proposed Transaction may make amendments or modifications to the Tender Offer, including amendments or modifications to the Merger Agreement, prior to the effective date of the Proposed Transaction (“Modifications to the Proposed Transaction”).  Plaintiff agrees that she will not challenge or object to any Modifications to the Proposed Transaction so long as they are consistent with the material terms of the Settlement set forth in this Memorandum and the fiduciary duties of the Individual Defendants,

6.                                       Defendants will provide to Plaintiff’s counsel such reasonable discovery as shall be agreed upon by the Parties, including documents and/or depositions as is necessary for Plaintiff’s counsel to confirm the fairness and adequacy of the Settlement and the Additional Disclosures (the “Settlement-Related Proceedings”).  The Settlement is contingent upon Plaintiffs counsel’s satisfactory completion of confirmatory discovery.  The Parties will use their best efforts to complete such confirmatory discovery within 30 days from the date of this Memorandum.

7.                                       The Parties shall negotiate in good faith and, as soon as practicable but no later than 60 days from the date of this Memorandum, execute an appropriate Stipulation of

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Settlement (the “Stipulation”) and will present the Stipulation and such other documentation as may be required to obtain court approval of the Settlement to the Delaware Court of Chancery as soon as practicable following execution of the Stipulation, and the Parties will use their best efforts to obtain Final Court Approval of the Settlement and the dismissal of the Action with prejudice as to all claims asserted or which could have been asserted against Defendants in the Action and without costs to any party (other than as expressly provided herein).  As used herein, “Final Court Approval” of the Settlement means that the Delaware Court of Chancery has entered an order approving the Settlement and that such order is finally affirmed on appeal or is no longer subject to appeal, review following a cert petition, or any other form of appellate review.

8.                                       Pending the negotiation, execution, and the Final Court Approval of the Stipulation, all proceedings in the Action, except for Settlement-Related Proceedings, shall be stayed.  The Stipulation shall provide that all proceedings in the Action, except for Settlement-Related Proceedings, shall be stayed until the Settlement-Related Proceedings are concluded.

9.                                       The Stipulation shall include, among other things, the following provisions:

a.                                       the conditional certification, for settlement purposes only, of the Action as a class action pursuant to Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2) on behalf of a class consisting of all record and beneficial owners of common stock of AGA Medical for the period from and including May 10, 2010 through and including the effective date of the Proposed Transaction, including any and all of their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors in interest,

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predecessors, successors in interest, successors, and assigns (the “Class”), and that such stockholders shall not have the right to opt-out of the Class.  Excluded from the Class are Defendants, members of the immediate family of any Defendant, any entity in which a Defendant has or had a controlling interest, officers of AGA Medical and the legal representatives, heirs, successors or assigns of any such excluded person;

b.                                      the complete discharge, dismissal with prejudice, settlement and release of all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, matured or umnatured, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state statutory or common law (or any other law, rule or regulation, including the law of any jurisdiction outside the United States and including any and all claims under the Securities Act of 1933, the Securities Exchange Act of 1934 and any other provision of the federal or state securities laws and any rule or regulation issued pursuant thereto) relating to alleged fraud, breach of care, breach of loyalty, breach of any fiduciary duty however labeled, misrepresentation or omission, negligence or gross negligence, “quasi appraisal,” breach of contract, breach of trust, corporate waste, ultra vires acts, unjust enrichment, improper personal benefit, aiding and abetting, violations of federal or state securities laws, or otherwise) by or on behalf of any member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or capacity, (collectively, the “Releasing Persons”), against Defendants, the T&V Parties, and their respective direct or indirect parent entities, affiliates, subsidiaries or families, and each and all of their respective past,

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present or future officers, directors, stockholders, agents, representatives, employees, attorneys, financial or investment advisors, other advisors, consultants, accountants, investment bankers, commercial bankers, trustees, insurers, co-insurers and reinsurers, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, managers, heirs, executors, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”), whether or not any such Released Persons were named, served with process or appeared in the Action, which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, acquisitions, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related in any way to:  (i) the Proposed Transaction, including any amendment thereto, or the T&V Agreement; (ii) the consideration to be paid to AGA Medical stockholders in connection with the Proposed Transaction; (iii) the fiduciary obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction, including any amendment thereto, or the T&V Agreement; (iv) the deliberations or negotiations in connection with the Proposed Transaction, including any amendment thereto, or the T&V Agreement, and any alleged deal protection devices in the Merger Agreement or the T&V Agreement; (v) the disclosures or disclosure obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction (including any amendment thereto) or the T&V Agreement, including claims under the federal securities laws within the exclusive jurisdiction of the federal courts; (vi) the alleged aiding and abetting of any breach of fiduciary duty; (vii) any alleged improper personal benefit, conflict of interest, improper payments of any remuneration or employment benefits to any individual made in

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connection with the Proposed Transaction or the T&V Agreement; or (viii) the allegations in the Action (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include:  (a) the right of any members of the Class to seek appraisal rights pursuant to Section 262 of the Delaware General Corporation Law; or (b) the right of any party to enforce in the Court the terms of the Stipulation or this Memorandum;

c.                                       that Defendants and the Released Persons release members of the Class in their capacities as such and their counsel, from all claims arising out of the institution, prosecution, settlement or resolution of the Action, provided, however, that the Defendants and Released Persons shall retain the right to enforce in the Court the terms of the Stipulation or this Memorandum, and to oppose or defend any claim for appraisal rights asserted by any Class member;

d.                                      that Defendants have denied and continue to deny they have committed or attempted to commit any violations of law or breach any duty owed to AGA Medical and/or its stockholders;

e.                                       that the Settlement is subject to, and conditioned upon, (i) the successful completion of the Tender Offer, including any amendment thereto, (ii) the preliminary and final certification of the Class as a non-opt-out class pursuant to Court of Chancery Rules 23(a), 23(b)(1) and 23(b)(2), (iii) the dismissal with prejudice of the Action, on the merits, without the award of any damages, costs, fees or the grant of any further relief except for any award by the Court pursuant to the Fee Application contemplated by this Memorandum, (iv) the entry of a final judgment in the Action approving the Settlement and providing for the dismissal with prejudice of the Action, on the merits, and approving the release of the Settled Claims by the Releasing Persons to the Released Persons, (v) the inclusion in the final judgment of a provision

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enjoining all members of the Class from asserting any of the Released Claims against any of the Released Persons, and (vi) Final Court Approval of the Settlement and the dismissal with prejudice of the Action, on the merits;

f.                                         that Defendants reserve the right to oppose certification of any class in any other pending or future proceedings and that, in the event the Settlement does not receive Final Court Approval for any reason, Defendants reserve the right to oppose certification of any class in this Action;

g.                                      that in the event the Settlement does not receive Final Court Approval for any reason, Plaintiff reserves the right to prosecute the Action as if the Settlement and all related disclosures had not taken place;

h.                                      that subject to the Order of the Court, pending Final Court Approval, Plaintiff and all members of the Class are barred and enjoined from commencing, prosecuting, instigating or in any way participating in or promoting the commencement or prosecution of any action, in any forum, asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Person;

i.                                          that the Defendants shall have the waivable right to withdraw from the Settlement in the event that (i) the Proposed Transaction, including any amendment thereto, is preliminarily or permanently enjoined or otherwise precluded in any court, forum or proceeding, (ii) any related actions or proceedings have not been dismissed with prejudice at or prior to the time of Final Court Approval of the Settlement, or (iii) any claim related to the Released Claims is commenced or prosecuted against any of the Released Persons in any court, forum or proceeding before Final Court Approval of the Settlement and (following a motion by any such Released

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Persons) any such claim is not dismissed with prejudice or stayed in contemplation of dismissal with prejudice in connection with the Settlement; and

j.                                          that notice of the proposed Settlement to the class shall be provided by AGA Medical (or any successor entity) at its expense.

10.                                 This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the Parties pursuant to the terms thereof, if:  (a) the Parties are unable to agree after negotiating in good faith to a Stipulation; (b) the Settlement does not obtain Final Court Approval; provided, however, that any decision by the Court to approve an award of attorneys’ fees and expenses less than the amount of attorneys’ fees and expenses sought by Plaintiff’s Counsel shall not void the Stipulation or the Settlement; (c) the Tender Offer, including any amendment thereto, is not concluded for any reason; or (d) Plaintiff does not satisfactorily complete confirmatory discovery.  In the event any party withdraws from the Settlement, this Memorandum shall not be deemed to prejudice in any way the respective positions or rights of the Parties with respect to the Action, and neither the existence of this Memorandum, nor its contents, nor the negotiations leading to it, shall be discoverable, admissible in evidence, or shall be referred to for any purpose in the Action or in any other litigation or proceedings with the exception of an application for an award of fees and expenses made on behalf of Plaintiff and her counsel solely for the purpose of making such application for an award of fees and expenses.

11.                                 The Stipulation shall provide a statement that:  (a) the release contemplated by the Stipulation shall extend to claims that the Releasing Persons do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Persons’ decision to enter into the release; (b) the Releasing Persons shall be deemed to relinquish, to the extent

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applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which states that:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

and (c) the Releasing Persons shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

12.                                 If any action has been or is filed in any court asserting claims that are related to the subject matter of the Action prior to Final Court Approval of the proposed Settlement, the Parties agree to use their best efforts to prevent, stay, or seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Class in any other action in any other forum against any of the Parties to this Memorandum which challenges the Settlement, the Proposed Transaction, or otherwise involves a Settled Claim.  In the event that the Parties are unsuccessful in preventing, staying, seeking dismissal of, or opposing entry of any interim or final relief in favor of any member of the Class in any other action in any other forum against any of the Parties to this Memorandum which challenges the Settlement, the Proposed Transaction, or otherwise involves a Settled Claim, Defendants reserve the right to withdraw from the Settlement.

13.                                 This Memorandum will be executed by counsel for the Parties, each of whom represents and warrants that they have the authority from their respective client(s) to enter into this Memorandum and bind their clients thereto, that Plaintiff is the only holder and owner of her claims and causes of action asserted in the Action, and that none of Plaintiff’s claims or causes of

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action referred to in any complaint in the Action or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

14.                                 Following the execution of the Memorandum, the Parties will negotiate in good faith regarding an agreed to fee in the Action.  Notwithstanding the above, Plaintiffs and their counsel intend to petition the Court for an award of fees and expenses in connection with the Action.  Any award to Plaintiffs’ counsel for fees and expenses shall be determined by the Court, or by a later agreement of the Parties (subject to approval of the Court).  Defendants reserve the right to oppose the amount of such petition.  If the Parties are unable to reach agreement regarding a reasonable award of fees and reimbursement of reasonable expenses, the Parties intend to, and do, preserve all arguments in connection with any petition for attorneys’ fees and expenses by Plaintiffs’ counsel to the extent that such arguments do not directly contradict the facts set forth herein.

15.                                 Subject to the terms and conditions of this Memorandum and the terms and conditions of the Settlement contemplated hereby, the Company or its successors in interest shall pay, on behalf of and for the benefit of all of the Defendants, such fees and expenses as may be awarded to counsel for Plaintiff, which shall be payable within ten days after entry of a final order and judgment, in accordance with the terms of the Settlement, subject to the joint and several obligation of all Plaintiff’s counsel to make refunds or repayments to Defendants if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, the final order is reversed or modified.

16.                                 Plaintiff and Plaintiff’s Counsel will not seek attorneys’ fees and expenses other than as provided for in this Memorandum.  Final resolution by the Court of Plaintiff’s counsel’s application for an award of fees and expenses (the “Fee Application”) shall not be a precondition

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to the Settlement or the dismissal of the Action in accordance with the Settlement, and the Fee Application may be considered separately from the proposed Settlement.  Any failure of the Court to approve the Fee Petition in whole or in part shall have no impact on the effectiveness of the Settlement.

17.                                 This Memorandum, the Stipulation, and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to Delaware’s principles governing choice of law.  The Parties agree that any dispute arising out of or relating in any way to this Memorandum, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court of Chancery of the State of Delaware.

18.                                 This Memorandum may be modified or amended only by a writing, signed by all of the signatories thereto, that refers specifically to this Memorandum.

19.                                 The provisions contained in this Memorandum shall not be deemed a presumption, concession, or admission by any Defendant or any Released Person of any fault, liability, or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Action, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided for expressly herein.

20.                                 This Memorandum shall be binding upon and inure to the benefit of the Parties and their respective agents, executors, heirs, successors and assigns.

21.                                 Notice of the proposed Settlement to the class shall be provided by AGA Medical (or any successor entity) at its expense,

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22.                                 This Memorandum may be executed in any number of actual or telecopied (including portable document format) counterparts and by each of the different Parties in several counterparts, each of which when so executed and delivered will be an original.  The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

23.                                 Within one business day of the execution of this Memorandum, Plaintiff’s Counsel shall provide a copy of this Memorandum to the Court.

IN WITNESS WHEREOF, the Parties have executed this Memorandum effective as of the date set forth below.

[Signature pages to follow]

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RIGRODSKY & LONG, PA.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
500 Delaware Avenue, 8th Floor
P.O. Box 1150
Wilmington, Delaware 19899
(302) 654-1888
Attorneys for Plaintiff

POTTER ANDERSON & CORROON LLP

OF COUNSEL:
	By:	/s/ Matthew E. Fischer
David R. Marshall		Matthew E. Fischer (#3092)
Leah C. Janus		William E. Green, Jr. (#4864)
Joseph J. Cassioppi		Ryan W. Browning (#4989)
Fredrikson & Byron		Nathan P. Emeritz (#5332)
200 South Sixth Street		Hercules Plaza, 6th Floor
Suite 4000		1313 N. Market Street
Minneapolis, MN 55402		P.O. Box 951
(612) 492-7500		Wilmington, Delaware 19899-0951
(302) 984-6000
Attorneys for AGA Medical Holdings, Inc., Tommy G. Thompson, Jack P. Helms, Terry A. Rappuhn, Franck L. Gougeon and Darrell J. Tamosuinas

RICHARDS, LAYTON & FINGER, P.A.

	By:	/s/ Raymond J. DiCamillo
Raymond J. DiCamillo (#3188)
Rudolf Koch (#4947)
920 North King Street
Wilmington, Delaware 19899
(302) 651-7700
Attorneys for St. Jude Medical, Inc. and Asteroid Subsidiary Corporation

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ABRAMS & BAYLISS LLP

OF COUNSEL:
	By:	/s/ Kevin G. Abrams
William I. Sussman		Kevin G. Abrams (#2375)
Martin J. Crisp		Nathan A. Cook (#4841)
Ropes & Gray LLP		20 Montchanin Road, Suite 200
1211 Avenue of the Americas		Wilmington, Delaware 19807
New York, New York 10036		(302) 778-1002
(212) 596-9000	Attorneys for Paul B. Queally, Daniel L. Pelak, and Sean M. Traynor

November 8, 2010

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EXHIBIT A

Background of the Offer

The following chronology summarizes the key meetings, conversations and events that led to the signing of the Merger Agreement. This chronology covers only key events leading up to the Merger Agreement and does not purport to catalogue every communication between representatives of the Company, Parent and other parties.

From time to time, the Company has reviewed and evaluated strategic opportunities and alternatives with a view to enhancing the Company stockholder value.

Prior to its initial public offering in October 2009 and while still a private company, the Company and its largest stockholder, Welsh, Carson, Anderson & Stowe IX, L.P., referred to together with its affiliates as Welsh Carson, had discussions from time to time with Parent and with another potential purchaser of the Company. Once in 2007 and once in 2008, Sean Traynor, a partner at Welsh Carson and a member of the Company Board, met with John C. Heinmiller, the Chief Financial Officer of Parent, in the ordinary course in his capacity as a partner of a large, healthcare-focused private equity fund and discussed in general terms information regarding the Company and Parent, respectively, and Parent’s interest in learning more about the Company. None of the above discussions resulted in any negotiations or any proposal with respect to acquiring the Company.

On May 10, 2010, Mr. Heinmiller arranged a meeting in New York with Mr. Traynor. In that meeting, Mr. Heinmiller expressed an interest in discussing a potential business combination between Parent and the Company. Mr. Traynor contacted John R. Barr, the President and Chief Executive Officer of the Company, and informed him of his meeting with Mr. Heinmiller. They discussed arranging a meeting with senior management of Parent. Between May 11, 2010 and June 2, 2010, Mr. Barr discussed Parent’s expression of interest in a potential business combination transaction with the Company with Ronald E. Lund, the General Counsel of the Company, and Larry Found, the Company’s Senior Vice President, Human Resources, who had previously held a similar position at Parent’s International Division.

On June 2, 2010, Messrs. Barr and Traynor met with Dan Starks, the Chairman, President and Chief Executive Officer of Parent, and Mr. Heinmiller at Parent’s offices. They agreed to discuss and review only publicly-available information, and the parties did not execute a confidentiality agreement in advance of the meeting. The Company representatives provided corporate highlights and a product overview, including the product pipeline and recent financial performance. The Parent executives expressed an interest in continuing the discussions. Messrs. Barr and Traynor indicated that in their view the Company’s pipeline and research and development programs could have significant potential value in addition to its current profitable core business. They also indicated that the Company was not currently seeking a sale, but if a transaction were to be contemplated, they believed it would be important to have part of the consideration be in the form of acquirer’s stock so as to allow the Company stockholders the opportunity to benefit from the accomplishment of key clinical and development milestones of the Company in the future as they become reflected in a potential acquirer’s share price. Between June 2, 2010 and July 9, 2010, Company management and several members of the Company Board, including Mr. Traynor, Mr. Tommy Thompson, the Chairman of the Company Board, and Company Board representatives of Franck Gougeon, the Company’s second largest stockholder, held discussions on an informal basis regarding Parent’s interest in pursuing a potential business combination transaction with the Company. These discussions included the advisability of having the Company provide limited non-public information to Parent pursuant to the terms of a customary confidentiality agreement.

On July 9, 2010, consistent with management’s discussions with members of the Company Board and in light of Parent’s expression of interest, the Company entered into a confidentiality agreement with Parent, which included a standstill agreement, to cover any future discussions and sharing of non-public information.

On July 13, 2010, at the request of the Company, Mr. Traynor provided the Company’s financial model, including projections over five years, to BofA Merrill Lynch, Parent’s financial advisor. Later that week, Mr. Traynor discussed those projections with Mr. Heinmiller and Mr. Traynor’s views with respect to the Company’s general prospects.

On July 23, 2010, Mr. Traynor received from a representative of BofA Merrill Lynch, on behalf of Parent, an oral proposal of $20.00 for each Share of Company stock, which he communicated to Mr. Barr. The BofA Merrill Lynch representative indicated that Parent was flexible in the proposed form of consideration and could pay the full purchase price in stock or in cash. Messrs. Barr and Traynor agreed that the Company Board should be thoroughly briefed during the regular Company Board meeting already scheduled for July 26.

On July 26, 2010, during the Company Board meeting, Messrs. Barr and Traynor reviewed with the Company Board all discussions with Parent to date. Company management also reviewed with the Company Board financial models, including projections, provided to Parent. Mr. Lund discussed the Company Board’s fiduciary responsibilities in connection with a possible sale transaction. The Company Board extensively discussed, among other things, the prospects for the Company as an independent company, and whether a possible sale of the Company would maximize value for the Company’s stockholders. Although the Company Board did not determine that the Company was for sale, given the level of Parent’s proposal when compared to the recent closing prices of the Company’s stock, the Company Board decided to engage Piper Jaffray & Co. (“Piper Jaffray”) as an outside financial advisor to assist the Company Board in analyzing the Company’s valuation and its potential alternatives. The Company Board selected Piper Jaffray based on its experience and reputation with respect to business combination transactions in the medical device industry, as well as its familiarity with the Company’s business, products and pipeline.  Although Piper Jaffray had not previously been engaged by the Company, the Piper Jaffray team was well known by management and the Company Board, as Piper Jaffray previously provided advisory services to one of the founders of the Company (who is no longer with the Company) for which it received compensation directly from such founder.  Piper Jaffray subsequently had regular contact with management and Company Board members.  Through these prior communications, the Company Board felt that Piper Jaffray had demonstrated a significant understanding of the Company’s strategy and operations.  In addition, while Piper Jaffray had not been engaged to perform any work for Parent in at least the past five years, the Company Board believed that Piper Jaffray would have a good understanding of Parent’s management, strategies, products and operations through its general experience in the medical device industry.  Following the Company Board’s decision to engage Piper Jaffray, neither the Company nor Parent held discussions with Piper Jaffray regarding possible future engagements of Piper Jaffray following this engagement by the Company Board.

On July 26, 2010, Mr. Lund contacted the law firm of Fredrikson & Byron, P.A. (“Fredrikson”), the Company’s outside corporate counsel, regarding the fiduciary obligations of the Company Board in connection with the evaluation of Parent’s proposal.

On July 27, 2010, Mr. Traynor contacted a representative of Piper Jaffray at the direction of the Company Board and requested a financial and market analysis to help in the Company Board’s consideration of whether to pursue the proposal received from Parent.

At a meeting of the Company Board held on August 24, 2010, the Company Board discussed the proposal from Parent. Mr. Lund reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. Piper Jaffray presented a financial and market analysis of the Company, an analysis of the proposal by Parent and an analysis of other potential purchasers of the Company. After considering, among other things, Piper Jaffray’s analyses, the Company Board concluded that, while $20.00 was a serious proposal, there was potential opportunity to generate higher value through engaging in negotiations with Parent. The Company Board authorized Piper Jaffray to contact BofA Merrill Lynch to invite Parent to a meeting with the Company’s management in order to learn more about the Company, which the Company Board believed could encourage a higher proposal from Parent. The Company Board decided not to contact other potential purchasers at that time, since Parent’s proposal was preliminary, it was unclear that other potential purchasers would be interested in, or able to consummate, a transaction at the price already proposed by Parent, Parent had predicated its interest in pursuing a potential transaction with the Company on exclusive negotiations, and the Company Board had not otherwise determined that the Company was for sale. The Company Board was also concerned with the potential risks of contacting other potential purchasers at that time, including market communication risk and risks of disruption to its relationships with its stakeholders.

On a call on August 25, 2010, Piper Jaffray conveyed to BofA Merrill Lynch that the Company rejected Parent’s proposal of $20.00 per share. Piper Jaffray, on behalf of the Company Board, invited Parent to a meeting with the Company’s senior management to provide Parent with the opportunity to learn more about the Company if Parent had an interest in potentially increasing its proposal. BofA Merrill Lynch indicated Parent viewed its proposal as “full” but that Parent might be willing to consider new information.

On September 7, 2010, management teams from the Company and Parent held a meeting in Minneapolis, Minnesota. The Company’s management provided Parent’s management with an update on the Company’s business, including substantial information about its pipeline product opportunities.

From September 8, 2010 through September 13, 2010, Company management and Piper Jaffray responded to follow-up questions and requests for information from Parent.

On September 9, 2010, the Company Board conducted a telephonic meeting to discuss the meeting with Parent and potential next steps. Representatives from Fredrikson participated in the meeting, discussed the Company Board’s fiduciary responsibilities in connection with a possible sale transaction, and the Company Board reviewed Fredrikson’s advice with respect to the judicial standards regarding director conflicts of interest and independence for purposes of evaluating such a transaction. The Company Board then determined that all of its members were disinterested and independent for purposes of evaluating the proposed transaction. The Company Board, with advice from representatives of Piper Jaffray and Fredrikson, discussed the potential for a mix of 50% Parent stock and 50% cash, rather than 100% Parent stock or 100% cash, should Parent increase its proposed price.

Later on September 9, 2010, representatives of Piper Jaffray initiated a discussion by telephone among Mr. Lund and representatives from Fredrikson with Kashif Rashid, Associate General Counsel of Parent, and representatives of BofA Merrill Lynch and Gibson, Dunn & Crutcher LLP, Parent’s outside legal counsel, regarding certain legal and tax aspects of sale structures involving cash, Parent stock or a combination of cash and stock. There was no discussion of any update in Parent’s prior proposal.

On September 10, 2010, representatives of Piper Jaffray expressed to representatives of BofA Merrill Lynch the Company’s preference for deal consideration being 50% cash and 50% stock if a potential transaction were pursued.

On September 15, 2010, BofA Merrill Lynch conveyed Parent’s feedback to Piper Jaffray following Parent’s consideration of the information provided by the Company at the parties’ September 7 meeting. According to BofA Merrill Lynch, Parent considered the meeting of September 7, 2010 to have been informative and instructive and confirmed Parent’s positive views of the Company. BofA Merrill Lynch indicated that Parent was not willing to increase the price of its proposal, reiterated the initial proposal price of $20.00 per share and characterized the proposal as a full price from Parent’s perspective. Parent proposed a transaction structure with 50% of the total consideration consisting of Parent stock and 50% consisting of cash, each stockholder being able to elect stock, cash or a combination (subject to proration), and the Parent stock used as consideration to be valued at a 20-day volume weighted average daily closing price. Parent’s proposal was again predicated on the Company negotiating exclusively with Parent.

On September 15, 2010, Parent submitted a non-binding written indication of interest to purchase all Shares of Company stock at a price consistent with the September 15 discussion ($20.00 per share), payable 50% in Parent Stock and 50% in cash, with Parent stock valued at the 20-day volume weighted average of daily closing prices described above. The indication of interest required exclusive negotiations with Parent, a 4% termination fee, matching rights for other proposals, and tender and voting agreements from all holders of more than 15% of the Company’s outstanding Shares.

Later on September 15, 2010, Piper Jaffray expressed to BofA Merrill Lynch that the Company Board was disappointed that Parent had not offered a higher price per share of the Company following the management meeting in Minneapolis, Minnesota on September 7, 2010. At this time, BofA Merrill Lynch also answered Piper Jaffray’s questions regarding the structure and mechanics of a potential transaction. Piper Jaffray noted that it was to meet telephonically with the Company Board to discuss a potential transaction.

The Company Board, along with representatives of Piper Jaffray and Fredrikson, held a telephonic meeting on September 19, 2010. The terms of Parent’s written indication of interest were discussed. Representatives of Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible transaction, and granting exclusivity to Parent. The Company Board and its advisors also discussed other potential purchasers of the Company and views that they might not be interested in, or able to effect, a transaction at above the price already proposed by Parent. The Company Board and its advisors also discussed the Company Board’s belief that any other potential acquirers of the Company likely would be from among a discrete number of strategic acquirers which, because familiar with the Company, would be able to move quickly to pursue a transaction. At the meeting, Piper Jaffray presented to the Company Board an updated financial analysis of the Company, analysis of the financial terms of Parent’s written indication of interest and analysis of the implied valuation of the Company based on traditional valuation metrics, which reflected that the $20.00 proposal was within or above most valuation metrics. After consideration of all of the above information, the Company Board concluded again that a price higher than $20.00 per share should be sought, that 4% was too high for a termination fee and that it was not inclined to grant exclusivity. The Company Board again considered the merits of contacting other potential purchasers, and in light of the relevant factors discussed at this meeting and in prior meetings, concluded that it would not do so at that time. The Company Board noted that it had not determined that the Company was for sale, and the prospects of any potential transaction remained very preliminary, in light of Parent’s proposed purchase price remaining at $20.00. The Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch with a counter proposal to Parent that included a price of $23.50 per share (which represented a premium of approximately 61.5% over the $14.55 closing price of

Company stock on September 17, 2010, the last trading day prior to the meeting), no exclusivity and a request for a lower termination fee. Piper Jaffray conveyed the Company’s counter proposal to BofA Merrill Lynch on September 19, 2010.

On September 20, 2010, BofA Merrill Lynch conveyed to Piper Jaffray that Parent was willing to increase the price of its proposal to $20.30 per share, reiterated the exclusivity requirement and also called for irrevocable tender and voting agreements from the Company’s largest stockholders.

The Company Board convened a telephonic meeting on September 21, 2010, with representatives of Piper Jaffray and Fredrikson in attendance. The Company Board discussed Parent’s counter proposal. The Company Board also reviewed an update of the Company’s business, including the outlook for the Company’s financial results for the third quarter of 2010. Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. The Company Board concluded that it was not prepared at this time to accept Parent’s proposal of $20.30 per share and instead authorized negotiations with Parent for a higher valuation for the Company. The Company Board discussed the merits of contacting other potential purchasers at that time, entering into exclusive discussions with Parent and having a go-shop period after announcing a transaction, during which the Company would be able to contact other potential purchasers or continue negotiations with Parent on a non-exclusive basis. In light of the relevant factors discussed at this meeting and in prior meetings, the Company Board concluded that it would provide a counter proposal to Parent reflecting no exclusivity and any stockholder tender and voting agreements terminating if the Company terminated the transaction. In response to the aggressive position from Parent on the Company’s prior counter proposal, Parent’s reiteration of its proposal as a full-value proposal to the Company, and in light of the Company Board’s concern that without a significant movement in the Company’s counter-proposal there was a risk of losing the opportunity, the Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch with a counter proposal of $21.50 per share (which represented a premium of approximately 46% over the $14.70 closing price of AGA stock on September 20, 2010, the last trading day prior to the meeting), no exclusivity and a 2% termination fee.  The proposed price of $21.50 per share reflected the Company Board’s recognition that Parent was unlikely to substantially further increase its proposed price from $20.30 per share, and that $21.50 represented a substantial premium over the recent trading prices of Company stock.  Piper Jaffray conveyed the Company’s counter proposal to BofA Merrill Lynch on September 21, 2010.  Later on September 21, 2010, BofA Merrill Lynch responded to Piper Jaffray with what Parent described as its “best and final” price of $20.80 per share, a 3% termination fee and stockholder tender and voting agreements that would be irrevocable as to 30% of the Company’s outstanding Shares measured on a fully diluted basis. BofA Merrill Lynch emphasized that Parent would not proceed without exclusivity.

During September 22 and 23, 2010, representatives of the Company’s management and members of the Company Board, as well as representatives of Piper Jaffray, Fredrikson, and Potter Anderson & Corroon LLP, special Delaware legal counsel engaged by the Company, held several discussions about the latest proposal by Parent. Recognizing the risks posed by engaging in a pre-signing market check, including market communication risk and the possibility Parent would withdraw its proposal, as well as the attendant management distractions and risks of disruption to the Company’s relationships with employees, customers, vendors, distributors and others, the members of the Company Board participating in such discussions determined that the Company should forgo contacting other potential purchasers at that time.  While the Company Board had not determined that the Company was for sale, the members of the Company Board participating in such discussions believed that it was important to preserve the opportunity to negotiate with Parent on its proposal~~.~~ and that contacting other parties at that time might jeopardize those negotiations.  Piper Jaffray was directed to respond to BofA Merrill Lynch with a counter proposal of $21.00 per share, exclusivity on a rolling two week basis provided Parent confirmed the proposed price per share and the absence of any other materially adverse changes in terms, a 10-day go-shop period following announcement of a transaction, and a 2% termination fee during the go-shop period and a 3% termination fee thereafter. The proposed price of $21.00 per share reflected the Company Board’s recognition that Parent had previously indicated that its most recent proposed price was “best and final” and that Parent was unlikely to substantially increase its proposed price, and that $21.00 represented a substantial premium over the recent trading prices of Company stock.  In addition, the Company Board recognized that Parent had dropped its proposed termination fee from 4% to 3%.

On September 23, 2010, Piper Jaffray conveyed the Company’s counter proposal to BofA Merrill Lynch. BofA Merrill Lynch responded to Piper Jaffray that Parent had rejected the Company’s counter proposal (including the go-shop period), reiterated its proposal from September 21, 2010 and reconfirmed $20.80 as its best and final price.

On September 24, 2010, the Company convened a telephonic Company Board meeting, with representatives of Piper Jaffray and Fredrikson present, to discuss Parent’s response to the Company’s counter proposal. The Company’s management provided an update to the Company Board on the Company’s business, including an update on the outlook for the Company’s revenues for the third quarter of 2010, which outlook remained unchanged from management’s update on

September 21, 2010. Representatives of Fredrikson reviewed with the Company Board its fiduciary duties with respect to a possible sale transaction. The Company Board discussed the potential impact of the termination fee, matching rights and tender and voting provisions required by Parent. The Company Board reviewed information as to the approximate 65% holdings of the stockholders being required by Parent’s proposal to sign tender and voting agreements and the implications of only 30% of the Company’s shares on a fully diluted basis remaining subject to the tender and voting agreements upon exercise of any fiduciary outs.  The Company Board believed that the proposed price of $20.80 per share represented the highest price Parent was willing to pay and recognized that it represented a substantial premium over the recent trading prices of the Company’s stock.  After consideration of all the factors discussed at this meeting and in prior meetings, the Company Board authorized Piper Jaffray to respond to BofA Merrill Lynch indicating that Parent would need to improve its proposed terms in order for the Company to negotiate exclusively with Parent. The Company Board authorized management to enter into an indication of interest with Parent and commence negotiations if Parent agreed to one of the following alternatives: (1) a price of $21.00 per share; (2) a price of $20.80 per share with a 10-day “go shop” provision and a 3% break-up fee; or (3) a price of $20.80 per share with a no-shop provision but providing for a break-up fee at 2% for the 15-day period following the execution of a definitive agreement and 3% thereafter. The Company Board considered the 10-day and 15-day periods sufficient in light of its view, after discussion with its advisors, that any other potential acquirers of the Company likely would be from among a discrete number of strategic acquirers, which already had familiarity with the Company from commercial dealings and the Company’s public filings with the SEC and would be in a position to move quickly if interested in pursuing a transaction.  In addition, the Company Board believed that these potential acquirers have substantial internal and external resources, advisors and expertise to move quickly to pursue a transaction, as well as sufficient financial resources, and that therefore 15 days would be a sufficient amount of time for any of them to move forward if they were interested in bidding.

The Company Board specifically required that the terms and conditions of any definitive agreement resulting from negotiations with Parent be presented to the Company Board for approval.

Piper Jaffray conveyed the Company’s proposal to BofA Merrill Lynch on September 24, 2010. Later that same day, BofA Merrill Lynch responded with Parent’s revised proposal of $20.80 per share, a no-shop provision, exclusivity on a rolling two week basis provided Parent confirmed the proposed price per share and the absence of any other materially adverse changes in terms, and a 2% termination fee for a definitive agreement reached for a superior proposal within 15 days following signing of a definitive agreement between the Company and Parent, and a 3% termination fee thereafter.  Parent reiterated again that it would not agree to a go-shop provision.

On September 25, 2010, Parent submitted a non-binding written indication of interest and exclusivity letter, reflecting terms conveyed from BofA Merrill Lynch to Piper Jaffray on September 24, 2010.

On that same day, a call was held among representatives of Piper Jaffray and Fredrikson and members of the Company Board to discuss Parent’s proposal. After consideration of all relevant factors, the Company Board members on the call concluded that the Company would be willing to proceed with Parent on an exclusive basis in due diligence and negotiation towards a definitive agreement at a price of $20.80 per share, if Parent would change the 2% termination fee to apply to a non-binding proposal received within 15 days following signing, rather than a definitive agreement for a superior proposal reached within 15 days following signing, which the Company Board felt would give it more flexibility to respond to solicitations from other parties received during that period and would give potential acquirers a greater opportunity to negotiate for a definitive agreement and still have the lower termination fee apply.  Accordingly, the Company Board felt that this change would serve as a reasonable test of the market for other potential bids without the risk of losing the opportunity for the Company’s stockholders provided by Parent’s proposal in light of Parent’s repeated insistence on exclusivity and a no-shop provision, without which Parent indicated it would not proceed.

On September 26, 2010, the Company provided Parent with comments to Parent’s proposed letter of intent and the exclusivity letter. The Company proposed to change the 2% termination fee to apply to a non-binding unsolicited proposal that the Company Board determined was reasonably likely to lead to a superior proposal received within 15 days following signing of a definitive agreement between the Company and Parent, rather than a definitive agreement reached for a superior proposal within that time period.

On September 27, 2010, the Company and Parent executed the non-binding letter of intent and exclusivity agreement on terms consistent with the comments provided by the Company on September 26, 2010. While the purchase price and other material terms were tentatively set, there remained substantial terms to be negotiated in a definitive agreement, as well as substantial due diligence of the Company by Parent, and due diligence of Parent by the Company.

On September 27, 2010, the Company and Piper Jaffray executed a formal engagement letter memorializing the terms of Piper Jaffray’s engagement as financial advisor to the Company.  The Company and Piper Jaffray waited until the execution of the letter of intent to formalize Piper Jaffray’s engagement because Piper Jaffray assigned less priority to the formal memorialization of its engagement with the Company than to the immediate work it had agreed to perform for the Company, which included its analysis of Parent’s interest in the Company, its discussions with Parent on behalf of the Company, and its participation in deliberations by the Company Board.  Moreover, it was not clear until execution of the letter of intent that the Company would be willing to proceed more formally with negotiations with Parent.  Furthermore, the Company and Piper Jaffray had previously discussed the material terms of the engagement and had a general understanding that the formal terms of the engagement would be consistent with terms of similar engagements relating to transactions in the medical device field.  Also on that day, Parent commenced its due diligence review of the Company, including access to the Company’s online data room beginning on September 28, 2010.

Mr. Barr and Brigid Makes, the Company’s Chief Financial Officer, participated in the preparation of the Company’s financial projections dated October 4, 2010 that were provided to Piper Jaffray for use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis.  These projections were substantially similar to the initial projections prepared by management, but they were updated to include actual financial results for the quarter ended September 30, 2010.

Several due diligence meetings between members of the management teams of the Company and Parent were held from October 5, 2010 through October 8, 2010. These meetings covered numerous business, legal and financial topics.

On October 6, 2010, Parent provided an initial draft of a proposed Merger Agreement.  The initial draft of the proposed Merger Agreement permitted the Company Board to make an adverse recommendation change with respect to Parent’s proposal in certain circumstances.  The initial draft of the Merger Agreement did not, however, permit the Company to terminate the Merger Agreement in order to enter into an agreement with respect to a transaction that the Company Board determined was a superior proposal.  Thus, as proposed by Parent, the Company Board would have been able to make an adverse recommendation change with respect to Parent’s proposal in certain circumstances, but the Company would have otherwise remained obligated to, among other things, cooperate with Parent with respect to actions needed to consummate the transactions contemplated by the Merger Agreement, which could have impeded a third party’s ability to effect an alternative transaction.

On October 7, 2010, Parent provided an initial draft of a tender and voting agreement~~.~~ (which agreement would cover approximately 65% of the Company’s outstanding Shares).  The initial draft of the tender and voting agreement provided for the release of shares equal to approximately 31% of the Company’s outstanding shares on a fully diluted basis in the event of an adverse recommendation change by the Company Board.  The initial draft of the tender and voting agreement did not, however, provide for termination of the tender and voting agreement if the Merger Agreement was terminated, but instead provided that the tender and voting agreement would otherwise continue in accordance with its terms until the earlier of the effective time of the merger or Parent providing written notice of termination to the stockholders party thereto.

From October 6, 2010 through October 15, 2010, Parent’s and the Company’s legal advisors negotiated terms of the Merger Agreement, including provisions allowing the Company to change its recommendation of Parent’s proposal and recommend a superior proposal, and to terminate the Merger Agreement (such that Parent’s Offer would no longer be pursuant to the Merger Agreement should Parent nevertheless choose to continue its Offer) upon the decision of the Company Board to enter into a definitive agreement with respect to a superior proposal, should one arise during Parent’s Offer. ~~They also negotiated provisions for the~~

During this same period from October 6, 2010 through October 15, 2010, Parent and its legal advisors negotiated terms of the tender and voting agreement with representatives and legal advisors of Welsh Carson and affiliates of Franck Gougeon, respectively, the Company’s largest stockholders.  These stockholders were aware of the prior price negotiations through their representation on the Company Board.  Parent had made entry into a tender and voting agreement with these stockholders a condition of its willingness to enter into a transaction with the Company.  In response, these stockholders indicated their willingness to enter into a satisfactory tender and voting agreement with Parent, if Parent’s transaction proposal was satisfactory to these stockholders.  These stockholders also were aware of the negotiation of the terms of the Merger Agreement occurring during the October 7, 2010 through October 15, 2010 period as the negotiation of the tender and voting agreement proceeded.  The negotiation resulted in changes to the terms of certain provisions of  the tender and voting agreement, including the  termination of the tender and voting agreement ~~(which agreement would cover approximately 65% of the Company’s outstanding Shares) and circumstances when such tender and voting agreement would only continue to cover 30% of the Company’s outstanding Shares on a fully diluted basis and~~and the circumstances in which the tender and voting agreement would only continue to cover 30% of the Company’s outstanding Shares on a fully diluted basis.  After these negotiations, the parties agreed that the tender and voting agreement would terminate upon the earlier of March 1, 2011 or the occurrence of certain other events, including circumstances in which Parent fails to amend or continue its Offer within 15 days following a termination of the Merger Agreement.  The parties also agreed that the tender and voting agreement would continue to cover only 30% of the Company’s outstanding Shares on a fully diluted basis if the Company terminates the Merger Agreement in order to enter into an agreement with respect to a superior proposal (as well as in the case of an adverse recommendation change), in which case the remainder of Shares that were then subject to ~~such~~the tender and voting agreement (approximately 31% of the Company’s outstanding Shares on a fully diluted basis) would be released therefrom.  As a result, the Company could accept, and a substantial majority of the Company’s outstanding shares could elect to tender into or vote for, a superior alternative transaction.  The members of the Company Board and the Company’s legal advisors were kept apprised of the negotiation of the tender and voting agreement.

During this same period~~,~~ from October 6, 2010 through October 15, 2010, Parent also continued its due diligence review of the Company.

During the period from October 5, 2010 through October 13, 2010, Mr. Heinmiller and Frank J. Callaghan, the President of Parent’s Cardiovascular Division, had discussions with Mr. Barr regarding a continuing role in managing the Company’s business following completion of the transaction. The parties anticipated that Mr. Barr would report to Mr. Callaghan, and the parties discussed the general parameters of a compensation package; however, Messrs. Barr and Heinmiller agreed that a binding agreement covering the elements of a compensation package different from Mr. Barr’s existing compensation arrangements with the Company should be deferred until after the closing of a transaction, should one occur.  During this same period, Mr. Barr also raised in discussions with Messrs. Heinmiller and Callaghan the possibility of retention arrangements for key Company managers, but no specific executives were discussed and there was no agreement on the nature and compensation for these retention arrangements since the parties agreed to also defer these discussions until after the closing of a transaction, should one occur.  These Company managers did not have discussions with Parent regarding retention or other employment arrangements.

Although the Company Board did not formally meet during the period from October 6, 2010 through October 14, 2010, individual members of the Company Board were updated throughout that period.

On October 13, 2010, the Company’s management and representatives of Welsh Carson and Franck Gougeon, ~~the Company’s largest stockholders,~~ along with representatives of Piper Jaffray and Fredrikson, conducted further due diligence of Parent in a meeting with Mr. Heinmiller and Parent’s General Counsel, since the proposed transaction included Parent Stock as 50% of the consideration. This due diligence meeting supplemented prior due diligence on Parent conducted by the Company’s legal counsel, financial advisors and management.

On October 15, 2010, the Company Board met to consider the proposed transaction. Representatives of Company management, Fredrikson and Piper Jaffray also attended the meeting. Representatives of Piper Jaffray reviewed with the Company Board its financial analysis of the proposed transaction. Representatives of Fredrikson reviewed with the Company Board the current status and terms of the proposed Merger Agreement, including operation of the top-up option, the Company’s and Parent’s respective termination rights, Parent’s match rights, the tender and voting agreement and the two-tier termination fee structure, as well as the fiduciary duties of directors in connection with their consideration of the transaction. The Company Board discussed positive and negative factors relating to the proposed transaction, as well as the prospects of the Company if it remained an independent company~~.~~ , including potential challenges, the timing and likelihood of accomplishing performance goals associated with success as an independent company, and the stockholders’ ability to gain or lose from the Company’s future prospects as an independent company versus their ability to receive Parent stock and gain or lose from the combined company’s future prospects.  The Company Board considered whether the Company should spend additional time negotiating with Parent in an attempt to gain improved transaction terms and whether the Company should seek negotiations with other potential acquirers, but believed that Parent would be unlikely to improve its price or other transaction terms and would be unlikely to keep its offer open while the Company sought to solicit other parties, and that any delay would jeopardize the possibility of closing a transaction before the end of the year, at which time the current lower tax rates generally applicable to stockholders from any gain from a sale of their Shares were scheduled to expire and to return to prior higher rates unless legislation were enacted before the end of the year to continue the current rates, which was uncertain.   In addition, as the Company Board had previously determined in the negotiations leading up to execution of the letter of intent, any attempt to solicit other potential acquirers would likely result in Parent withdrawing its proposal, and the Company Board believed that there may be no likely strategic acquirer of the Company at this time that would offer a higher price than Parent, and believed that if there were any other potential acquirers that would offer a higher price, the terms of the proposed agreements between Parent, the Company and certain stockholders of the Company, including the terms under which the agreements could be terminated and under which the shares subject to the tender and voting agreement could be released, would enable such a transaction to be successfully pursued.  The Company Board believed that any continuation or expansion of the negotiation process at this time would provide a further distraction to the Company’s management from running the business and would risk the confidentiality of the process as more parties potentially became involved over a longer period of time, which could result in disruption to the Company’s relationships with employees, customers, vendors, distributors and others and require early disclosure of negotiations in the marketplace, which could jeopardize the Company’s bargaining position in any negotiations.  After consideration of all of the factors discussed at this meeting and prior meetings, and the advice of its legal and financial advisors, the Company Board considered whether to accept Parent’s offer and enter into the Merger Agreement at this time or to remain an independent company.  Company executive officers and the Company’s financial and legal advisors answered questions from the members of the Company Board. Piper Jaffray rendered an oral opinion to the Company Board, confirmed later in writing, to the effect that, based upon and subject to the matters described in the opinion, as of October 15, 2010, the consideration to be received by Company stockholders in the Offer and related Merger was fair from a financial point of view. Following further discussion, the Company Board voted unanimously to approve and adopt the Merger Agreement with Parent and recommend that the stockholders accept the Offer.

On October 15, 2010, subsequent to the close of trading on the Nasdaq Stock Market and NYSE, Parent and the Company executed the Merger Agreement. Concurrently, Welsh, Carson, Anderson & Stowe IX, L.P., and an affiliated entity, which together hold approximately 45% of the outstanding Company Shares, and affiliates of Franck Gougeon, which together hold approximately 20% of the outstanding Company Shares, entered into the Tender and Voting Agreement (the material terms of which are described on Page 10), by which they agreed to tender all of their Company Shares into the Offer, subject to the terms and conditions set forth in such Agreement, including circumstances when such stockholders’ Company Shares in excess of 30% of the Company Shares on a fully diluted basis are released and no longer subject to the terms and conditions of the Tender and Voting Agreement.

On October 18, 2010, Parent and the Company announced the Merger Agreement and the proposed transaction with a joint press release before the opening of trading on the Nasdaq Stock Market and NYSE.

Opinion of Piper Jaffray & Co.

Pursuant to an engagement letter dated September 27, 2010, the Company retained Piper Jaffray & Co. to deliver its opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received in the Offer and the Merger. At a meeting of the Company Board on October 15, 2010, Piper Jaffray issued its oral opinion to the Company Board, later confirmed in a written opinion of the same date, that based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Jaffray considered relevant, that the Consideration (as defined below) to be paid in connection with the Offer and the Merger is fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates, if any) as of the date of the opinion.

The full text of the written opinion of Piper Jaffray, dated October 15, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached as Annex A and is incorporated by reference herein. The Piper Jaffray opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the purchase price to the holders of Shares, other than St. Jude Medical and its affiliates, if any. Piper Jaffray’s opinion was directed solely to the Company Board in connection with its consideration of the Offer and Merger and was not intended to be, and does not constitute, a recommendation to any holders of Shares as to how such holders should act or tender their Shares in the Offer or how any such holder of Shares should vote at the stockholders’ meeting, if any, held in connection with the Merger or any other matter.

In connection with rendering the opinion described above and performing its financial analyses, Piper Jaffray, among other things:

•                  reviewed and analyzed the financial terms of the Merger Agreement dated October 15, 2010;

•                  reviewed and analyzed certain financial and other data with respect to the Company and Parent which was publicly available;

•                  reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and Parent that were publicly available, as well as those that were furnished to Piper Jaffray by the Company and Parent, respectively;

•                  conducted discussions with members of senior management and representatives of the Company and Parent concerning the two immediately preceding matters described above, as well as their respective businesses and prospects before and after giving effect to the Offer and the Merger;

•                  reviewed the current and historical reported prices and trading activity of the Shares and similar information for certain other companies deemed by Piper Jaffray to be comparable to the Company;

•                  reviewed historical closing prices, trading volumes, ratios, valuation multiples and other financial data for Parent common stock and compared them to certain publicly traded companies which Piper Jaffray believed were similar to Parent’s size and business profile;

•                  compared the financial performance of the Company and Parent with that of certain other publicly traded companies that Piper Jaffray deemed relevant; and

•                  reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Jaffray deemed relevant.

In addition, Piper Jaffray conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion, which was reviewed with, and formally delivered to, the Company Board at a meeting held on October 15, 2010. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to the Company Board on October 15, 2010.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or the Company Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 13, 2010, and is not necessarily indicative of current market conditions.

Transaction Overview

In performing its analysis, Piper Jaffray noted that the Company’s stockholders could elect, pursuant to the Offer, subject to certain procedures and limitations described in this schedule under the heading “The Offer”, to receive consideration, subject to proration, at a price per share equal to: (i) $20.80 payable in cash (the “Cash Consideration”) or (ii) such number of shares of Parent common stock equal to the quotient obtained by dividing (A) $20.80 by (B) the Average Trading Price (the “Stock Consideration,” together with the Cash Consideration, the “Consideration”). In the Merger, Shares not tendered and accepted in the Offer (other than Shares owned directly or indirectly by the Company, Parent or Purchaser, or any of their respective subsidiaries, or Shares as to which appraisal rights have been perfected in accordance with applicable law), will be converted into the right to receive the Cash Consideration or the Stock Consideration. Each stockholder will receive such Cash Consideration for 50% of its Shares and such Stock Consideration for the remaining 50% of the stockholder’s Shares, subject to possible adjustment as provided in the Merger Agreement. Therefore, as of the date of Piper Jaffray’s fairness opinion, the implied value of the Consideration to be received, whether in shares of Parent’s common stock or in cash, for each Share was $20.80.

For purposes of its analyses, Piper Jaffray calculated (i) the Company’s equity value implied by the Offer and Merger to be approximately $1.1 billion, based on approximately 52.0 million shares of common stock and common stock equivalents outstanding, consisting of options restricted stock units, and shares expected to be issued in the Employee Stock Purchase Plan as of September 30, 2010, calculated using the treasury stock method and the Consideration, and (ii) the Company’s enterprise value (“EV”) (for the purposes of this analysis, implied EV equates to implied equity value, plus debt, less cash) to be approximately $1.3 billion.

Analysis of the Company

Historical Trading Analysis.

Piper Jaffray reviewed the historical closing prices and trading volumes for the Shares since the Company’s initial public offering in October of 2009, in order to provide background information on the prices at which the Shares have historically traded. The following table summarizes some of these historical closing prices relative to the implied value of the Consideration for the Shares.

Price per Share
Consideration implied value	$20.80
Closing price on October 13, 2010	$14.94
30 trading day average prior to October 13, 2010	$14.36
60 trading day average prior to October 13, 2010	$14.27
90 trading day average prior to October 13, 2010	$13.77
All-time high:	$18.95
All-time low:	$11.61

Selected Public Companies Analysis.

Piper Jaffray reviewed selected historical financial data of the Company and estimated financial data of the Company that were prepared by the Company’s management as its internal forecasts for calendar years 2010 and 2011 and compared them to corresponding financial data, where applicable, for (i) public companies in the medical device industry with a primary focus on vascular products, as is the case for the Company, and (ii) public companies in the medical device industry which Piper Jaffray believed were comparable to the Company’s financial profile.  Piper Jaffray selected both vascular public companies and financial profile public companies in order to provide a comparison of companies with a similar industry focus as well as companies with similar financial characteristics.  Piper Jaffray selected companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following general criteria:

•                  for public medical device companies with a primary focus on vascular products:

•                  companies with last twelve months (“LTM”) revenue of greater than $50 million and less than $2 billion, regardless of whether such companies reflected the other financial profile criteria listed below.

•                  for public medical device companies which Piper Jaffray believed were comparable to the Company’s financial profile:

•                  companies with EVs greater than $150 million and less than $10 billion;

•                  companies with LTM EBITDA that is positive;

•                  companies with LTM gross margins greater than 70%; and

•                  companies with revenue growth greater than 10% for projected 2010 and 2011.

For the vascular comparable companies, Piper Jaffray used LTM revenue as the financial criterion to identify comparable companies in recognition of the fact that the relatively limited universe of public vascular companies may or may not have similar revenue growth and profitability margins to those of the Company. The criteria used to identify the financial profile companies were selected to yield a group of public medical device companies with financial profiles generally comparable to that of the Company across multiple financial metrics.

Based on these criteria, Piper Jaffray identified and analyzed the following selected companies:

Selected Vascular Public Companies	Selected Financial Profile Public Companies
Abiomed, Inc.	Cyberonics
AngioDynamics, Inc.	Edwards Lifesciences Corporation
Edwards Lifesciences Corporation	Masimo Corporation(1)
Kensey Nash Corporation	NuVasive, Inc.
Merit Medical Systems, Inc.
Spectranetics Corporation
Stereotaxis, Inc.
Thoratec Corporation
Vascular Solutions, Inc.
Volcano Corporation

(1)                                  Masimo revenue growth reflects product revenue growth only.

For the selected public companies analysis, Piper Jaffray compared LTM, and projected 2010 and 2011 valuation multiples for the Company derived Consideration and the Company’s corresponding revenue and EBITDA (calculated throughout as earnings before interest, taxes, depreciation and amortization and stock-based compensation), on the one hand, to valuation multiples for the selected public companies derived from their closing prices per share on October 13, 2010 and corresponding revenue and EBITDA, on the other hand.

Selected Vascular Public Companies.

	Selected Vascular Public Companies
	AGA(1)	High	Mean	Median	Low
Fairness Metrics:
EV to LTM revenue(2)	6.2x	5.6x	3.3x	3.7x	1.2x
EV to projected 2010 revenue(3)	6.1x	5.3x	3.2x	3.6x	1.2x
EV to projected 2011 revenue(3)	5.1x	4.7x	2.8x	3.1x	1.1x
EV to LTM EBITDA(2)(4)	24.7x	22.4x	12.3x	11.7x	6.6x
EV to projected 2010 EBITDA(3)(4)(5)	24.0x	22.1x	12.8x	11.9x	8.0x
EV to projected 2011 EBITDA(3)(4)(5)	18.1x	29.5x	13.1x	9.8x	7.2x

Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298	$7,694	$1,270	$317	$151
LTM revenues ($ millions)	$210	$1,378	$298	$167	$53
LTM gross margin	86%	74%	65%	68%	42%
LTM EBITDA margin (6)	25%	51%	22%	17%	5%
2010 projected revenue growth	8%	27%	11%	10%	(10)%
2011 projected revenue growth	18%	24%	14%	14%	5%

The information presented in the table above under the heading “Select Additional Financial Metrics” was prepared for a purpose other than reaching Piper Jaffray’s fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)                                  Based on the Consideration.

(2)                                  Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)                                  Projected calendar year 2010 and 2011 revenue and EBITDA for the Company were based on the estimates of the Company’s management. Projected calendar year 2010 and 2011 revenue and EBITDA for the selected vascular public companies were based on Wall Street consensus estimates or Wall Street research.

(4)                                  Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or if they were greater than 35.0x. Accordingly, the results of three selected vascular public companies were omitted from EV to LTM and projected 2010 EBITDA and two selected vascular public companies were omitted from EV to projected 2011 EBITDA.

(5)                                  Piper Jaffray determined that a ratio was not applicable where there was insufficient information available to Piper Jaffray to calculate the EBITDA ratio. Accordingly, the results of one selected vascular public company was omitted from EV to projected 2010 and 2011 EBITDA.

(6)                                  Piper Jaffray determined that EBITDA margins were not meaningful, and therefore omitted them, if they were negative.  Accordingly, the results of two selected vascular public companies were omitted from LTM EBITDA margin.

The selected vascular public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected vascular public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue and (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA.

Selected Financial Profile Public Companies.

	Selected Financial Profile Public Companies
	AGA(1)	High	Mean	Median	Low
Fairness Metrics:
EV to LTM revenue(2)	6.2x	5.6x	4.3x	4.2x	3.3x
EV to projected 2010 revenue(3)	6.1x	5.3x	4.0x	4.0x	2.9x
EV to projected 2011 revenue(3)	5.1x	4.7x	3.6x	3.6x	2.3x
EV to LTM EBITDA(2)	24.7x	22.4x	18.0x	18.0x	13.7x
EV to projected 2010 EBITDA(3)	24.0x	22.1x	16.9x	15.5x	14.6x
EV to projected 2011 EBITDA(3)	18.1x	19.4x	14.2x	13.4x	10.5x

Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298	$7,694	$2,875	$1,547	$712
LTM revenues ($ millions)	$210	$1,378	$590	$405	$174
LTM gross margin	86%	88%	78%	77%	71%
LTM EBITDA margin	25%	30%	24%	25%	19%
2010 projected revenue growth	8%	34%	20%	18%	10%
2011 projected revenue growth	18%	25%	17%	16%	12%

The information presented in the table above under the heading “Select Additional Financial Metrics” was prepared for a purpose other than reaching Piper Jaffray’s fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)                                  Based on the Consideration.

(2)                                  Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)                                  Projected calendar year 2010 and 2011 revenue, EBITDA for the Company were based on the estimates of the Company’s management. Projected calendar year 2010 and 2011 revenue, EBITDA for the selected financial profile public companies were based on Wall Street consensus estimates or Wall Street research.

The selected financial profile public companies analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected financial profile public companies when comparing (i) the ratio of EV to LTM revenue and projected 2010 and 2011 revenue and (ii) the ratio of EV to LTM EBITDA and projected 2010 and 2011 EBITDA.

No company utilized in the selected public companies analysis is identical to the Company.  Piper Jaffray did not weigh the results of the vascular public companies or the financial profile public companies more than the other, due to the fact that the companies in each group may have different business, size or growth and profitability characteristics than the Company.  In evaluating the selected public companies, Piper Jaffray made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters.

Selected M&A Transaction Analysis

Piper Jaffray reviewed (i) merger and acquisition transactions involving target companies in the medical device industry with a primary focus on vascular products that it deemed comparable to the Company and (ii) merger and acquisition transactions involving target companies in the medical device industry and which Piper Jaffray believed were comparable to the Company’s financial profile. The vascular transactions may or may not meet some of the criteria used for the financial profile transactions.  Piper Jaffray selected both vascular merger and acquisition transactions and financial profile merger and acquisition transactions in order to provide a comparison of targets with a similar industry focus as well as companies with similar growth and margins.  Piper Jaffray selected these transactions based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases, professional judgment and other sources and by applying the following criteria:

•                  for transactions involving target companies in the medical device industry with a primary focus on vascular products:

•                  transactions that were announced since January 1, 2005; and

•                  targets with transaction EV greater than $150 million and less than $5 billion.

Based on these criteria, the following transactions had target companies that were medical device companies with a primary focus on vascular products that were deemed comparable to the Company:

Target	Acquiror
Micrus Endovascular Corporation	Johnson & Johnson
ev3 Inc.	Covidien plc
ATS Medical, Inc.	Medtronic, Inc.
Invatec S.p.A.	Medtronic, Inc.
VNUS Medical Technologies, Inc.	Covidien plc
CoreValve, Inc.	Medtronic, Inc.
Radi Medical AB	St. Jude Medical, Inc.
CryoCath Technologies Inc.	Medtronic, Inc.
Datascope Corp.	Getinge AB
Possis Medical, Inc.	MEDRAD, Inc. (Bayer AG)
Arrow International, Inc.	Teleflex Incorporated
FoxHollow Technologies, Inc.	ev3 Inc.
Conor Medsystems	Johnson & Johnson
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Quinton Cardiology Systems, Inc.	Cardiac Science Corporation

•                  for transactions involving target companies in the medical device industry which Piper Jaffray believed were comparable to the Company’s financial profile:

•                  transactions that were announced since January 1, 2005;

•                  targets with LTM revenue greater than $100 million;

•                  targets with projected forward twelve months (FTM) revenue growth between 10% and 30%;

•                  targets with transaction EV greater than $150 million; and

•                  targets with LTM EBITDA that was positive.

Based on these criteria, the following transactions had target companies that were medical device companies that were deemed comparable to the Company’s financial profile:

Target	Acquiror
ev3 Inc.	Covidien plc
Home Diagnostics, Inc.	Nipro Corporation
VNUS Medical Technologies, Inc.	Covidien plc
LifeCell Corporation	Kinetic Concepts, Inc.
Respironics, Inc.	Koninklijke Philips Electronics N.V.
Arrow International, Inc.	Teleflex Incorporated
Ventana Medical Systems, Inc.	Roche Holdings AG
Digene Corporation	Qiagen NV
Cytyc Corporation	Hologic, Inc.
IntraLase Corp.	Advanced Medical Optics, Inc.
GN Store Nord A/S	Phonak Holding
Intermagnetics General Corporation	Koninklijke Philips Electronics N.V.
Lifeline Systems, Inc.	Koninklijke Philips Electronics N.V.
Guidant Corporation (certain non-CRM assets)	Abbott Laboratories
Inamed Corporation	Allergan, Inc.
Advanced Neuromodulation Systems	St. Jude Medical, Inc.
Knowles Electronics Holdings, Inc.	Dover Corporation

Piper Jaffray calculated the ratio of EV to historical revenue for the LTM preceding each transaction and the ratio of EV to projected revenue for the FTM following each transaction. Piper Jaffray also calculated the ratio of EV to historical EBITDA for the LTM preceding each transaction and the ratio of EV to projected EBITDA for the FTM following each transaction. Piper Jaffray then compared the results of these calculations with similar calculations for the Company based on the implied value of the Consideration.

Selected Vascular M&A Transactions.

The analysis indicated the following multiples:

Selected Vascular M&A Transactions
	AGA(1)	High	Mean	Median	Low
Fairness Metrics:
EV to LTM revenue(2)(4)	6.2x	5.4x	3.8x	4.1x	1.9x
EV to FTM revenue(3)(4)(5)	5.4x	8.4x	4.0x	3.6x	1.8x
EV to LTM EBITDA(2)(6)(7)	24.7x	25.5x	19.4x	19.4x	10.5x
EV to FTM EBITDA(3)(6)(7)	19.4x	23.8x	16.3x	15.4x	10.0x

Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298	$4,100	$978	$500	$174
FTM revenue growth(5)(8)	15%	81%	21%	14%	8%

The information presented in the table above under the heading “Select Additional Financial Metrics” was prepared for a purpose other than reaching Piper Jaffray’s fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)                                 Based on the Consideration.

(2)                                 Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)                                 Projected revenue and EBITDA for the Company with respect to the FTM were for the twelve months beginning October 1, 2010 and were based on estimates of the Company’s management. Revenues and EBITDA for the selected transactions for the forward twelve months period were based on Wall Street consensus estimates, Wall Street research, or public filings.

(4)                                 Piper Jaffray determined that EV/revenue ratios were not meaningful, and therefore omitted them, if they were greater than 10.0x. Accordingly, the results of three selected transactions were omitted for the LTM and the results of one selected transaction was omitted for the FTM.

(5)                                 Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/revenue ratio or the FTM revenue growth. Accordingly, the results of one selected transaction were omitted for the FTM.

(6)                                 Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 35.0x. Accordingly, the results of five selected transactions were omitted for the LTM and the results of four selected transactions were omitted for the FTM.

(7)                                 Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EV/EBITDA ratio. Accordingly, the results of three selected transactions were omitted for the LTM and FTM.

(8)                                 Piper Jaffray determined that FTM revenue growth rates were not meaningful, and therefore omitted them, if they were in excess of 200%. Accordingly, the results of one selected transaction were omitted for the FTM revenue growth.

The selected vascular transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration were within or above the range of valuation multiples of the selected vascular transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

Selected Financial Profile M&A Transactions.

The analysis indicated the following multiples:

Selected Financial Profile M&A Transactions
	AGA(1)	High	Mean	Median	Low
Fairness Metrics:
EV to LTM revenue(2)(4)	6.2x	9.4x	5.4x	4.7x	1.5x
EV to FTM revenue(3)	5.4x	9.3x	4.8x	4.3x	1.3x
EV to LTM EBITDA(2)(5)	24.7x	33.6x	22.3x	21.5x	13.0x
EV to FTM EBITDA(3)(6)	19.4x	31.4x	17.8x	17.3x	8.7x

Select Additional Financial Metrics:
Enterprise value ($ millions)	$1,298	$5,981	$2,150	$1,776	$190
FTM revenue growth	15%	28%	18%	19%	10%

The information presented in the table above under the heading “Select Additional Financial Metrics” was prepared for a purpose other than reaching Piper Jaffray’s fairness opinion, was not relied upon by Piper Jaffray for purposes of its fairness opinion, and had no direct bearing on the fairness opinion or the analysis leading to the fairness opinion.

(1)                                 Based on the Consideration.

(2)                                 Revenues and EBITDA for the LTM for the Company were for the twelve months ended September 30, 2010.

(3)                                 Projected revenue and EBITDA for the Company with respect to the FTM were for the twelve months beginning October 1, 2010 and were based on estimates of the Company’s management. Revenues and EBITDA for the selected transactions for the FTM were based on Wall Street consensus estimates, Wall Street research or public filings.

(4)                                 Piper Jaffray determined that EV/revenue ratios were not meaningful, and therefore omitted them, if they were negative or greater than 10.0x. Accordingly, the results of one selected transaction was omitted for the LTM.

(5)                                 Piper Jaffray determined that EV/EBITDA ratios were not meaningful, and therefore omitted them, if they were negative or greater than 35.0x. Accordingly, the results of three selected transactions were omitted for the LTM.

(6)                                 Piper Jaffray determined that transactions were not applicable where there was insufficient information available to Piper Jaffray to calculate the EBITDA ratio. Accordingly, the results of three selected transactions were omitted for the FTM.

The selected financial profile M&A transactions analysis showed that, based on the estimates and assumptions used in the analysis, the implied valuation multiples of the Company based on the Consideration to be received in the Offer and the Merger were within the range of valuation multiples of the selected financial profile M&A transactions when comparing the ratio of EV to (i) historical revenue for the LTM, (ii) projected revenue for the FTM, (iii) historical EBITDA for the LTM, and (iv) projected EBITDA for the FTM.

A selected M&A transaction analysis generates an implied value of a company based on publicly available financial terms of selected change of control transactions involving companies that share certain characteristics with the company being valued. However, no company or transaction utilized in the selected M&A transaction analysis is identical to the Company or the Offer and the Merger, respectively.  Piper Jaffray did not weigh the results of the vascular transactions or the financial profile transactions more than the other, due to the fact that the target companies in each group may have different business, size or growth and profitability characteristics than the Company.

Premiums Paid Analysis

Piper Jaffray reviewed publicly available information for selected completed or pending M&A transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions from the Securities Data Corporation database if Piper Jaffray determined the target was a public medical device company based upon SIC codes and professional judgment, and applied, among others, the following criteria:

•                 merger and acquisition transactions between a public company target and an acquirer seeking to purchase more than 85% of shares;

•                 transactions announced since January 1, 2005;

•                 for transactions involving multiple bids, the premiums were calculated using the final bid as compared to the target’s 1-day, 1-week and 4-week stock price at the time of the initial offer;

•                 EV greater than $100 million;

•                 1-day, 1-week, and 4-week premiums; and

•                 no negative premiums.

Piper Jaffray performed its analysis on 51 transactions that satisfied the criteria, and the table below shows a comparison of premiums paid in these transactions to the premium that would be paid to the Company’s stockholders based on the Consideration.

	Selected Premiums Paid
	AGA(1)		High	Mean	Median	Low
Premium 1 day prior~~(2)~~	44	%(2)	149%	37%	30%	5%
Premium 1 week prior~~(3)~~	44	%(3)	219%	40%	29%	5%
Premium 4 weeks prior~~(4)~~	41	%(4)	301%	47%	33%	11%

(1)                                 Based on the Consideration.

(2)                                 Based on closing price per Company share of $14.48 on October 12, 2010.

(3)                                 Based on closing price per Company share of $14.47 on October 6, 2010.

(4)                                 Based on closing price per Company share of $14.78 on September 15, 2010.

This premiums paid analysis showed that, based on the estimates and assumptions used in the analysis, the premiums over the market prices at the selected dates for the shares implied the Consideration were within the range of premiums paid in the selected M&A transactions.

Discounted Cash Flow Analysis

Using a discounted cash flows analysis, Piper Jaffray calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected free cash flows from October 1, 2010 to December 31, 2015, discounted back to September 30, 2010, based on management projections, and (ii) a terminal value at calendar year end 2015 based upon revenue exit multiples, discounted back to September 30, 2010.  The discounted cash flows were calculated using a single set of projections, updated for preliminary third quarter 2010 results, as provided by the Company’s management.  The free cash flows for each year were calculated from the management projections as: EBIT less taxes (33% through 2015), plus depreciation and amortization, plus stock-based compensation, less capital expenditures, less the change in net working capital (excluding litigation settlement payments in 2012 through 2014 due to treatment of aggregate remaining litigation settlement as debt). The resulting free cash flows, calculated from Company management’s projections, for the fourth quarter of 2010 and calendar years 2011, 2012, 2013, 2014 and 2015 were $13 million, $45 million, $54 million, $82 million, $122 million and $184 million, respectively.  Piper Jaffray calculated the range of net present values for each period from September 30, 2010 through 2015 based on discount rates ranging from

15.3% (which represented a weighted average discount rate of 11% for the base business and 25% for the pipeline business applied to each period) to 18.9% (which represented a weighted average discount rate of 12% for the base~~line~~ business and 35% for the pipeline business applied to each period). The base business consists of current products and existing geographical markets for those products. The pipeline business consists of new products expected to be commercially available in the future as well as new geographical markets for some existing products.  Within the pipeline business, Piper Jaffray did not distinguish between the risks of pipeline products represented by new geographical markets for existing products versus pipeline products represented by new products expected to be commercially available in the future because the projections provided to it by Company management did not distinguish between these two categories. The weighted average discount rates were based upon each period’s pro rata revenue contributions of the base business and pipeline business for the three months ending December 31, 2010 and each calendar year from 2011 to 2015.  The discount rate range of 11% to 12% for the base business was determined using a weighted average cost of capital analysis for the Company.  Piper Jaffray calculated the cost of equity used in the weighted average cost of capital analysis by summing a risk-free rate, a beta-adjusted equity risk premium, and a size premium based on the implied equity value of the Company.  The discount rate range of 25% to 35% used for the pipeline business was based on Piper Jaffray’s judgment when taking into account the significant risk associated with the Company achieving FDA approval and the significant projected revenues of the pipeline products.  Piper Jaffray calculated terminal values using terminal revenue multiples ranging from 3.5x to 4.0x applied to projected calendar year 2015 revenue, and discounted back to September 30, 2010 using discount rates ranging from 16.9% (which represented a weighted average discount rate of 11% for the base business and 25% for the pipeline business) to 21.7% (which represented a weighted average discount rate of 12% for the base~~line~~ business and 35% for the pipeline business).  The terminal revenue multiple range of 3.5x to 4.0x was based on the mean and median revenue multiples derived from the Selected Public Companies Analysis.  The weighted average discount rates were based upon pro rata revenue contributions of the base business and pipeline business in 2015. This analysis resulted in implied per share values of the Company’s common stock ranging from a low of $18.22 per share to a high of $25.63 per share. Piper Jaffray observed that the Consideration was within the range of values derived from this analysis.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray, but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Jaffray’s view of the actual value of the Shares and Parent’s common stock.

None of the selected companies or transactions used in the analyses above is directly comparable to the Company or Parent or the Offer and the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

Piper Jaffray performed its analyses solely for purposes of providing its opinion to the Company Board. In performing its analyses, Piper Jaffray made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Jaffray are based upon forecasts of future results furnished to Piper Jaffray by the Company’s management and Parent’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Jaffray does not assume responsibility if future results are materially different from forecasted results.

Piper Jaffray’s opinion was one of many factors taken into consideration by the Company Board in making the determination to approve the Merger Agreement and recommend that the stockholders tender their Shares in connection with the Offer. The above summary does not purport to be a complete description of the analyses performed by Piper

Jaffray in connection with the opinion and is qualified in its entirety by reference to the written opinion of Piper Jaffray attached as Annex A hereto.

Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Jaffray or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of the Company and Parent that the financial information provided to Piper Jaffray was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Jaffray’s opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and Parent as to the expected future results of operations and financial condition of the Company and Parent, respectively, to which such financial forecasts, estimates and other forward-looking information relate. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. Piper Jaffray relied, with the Company’s consent, on advice of the outside counsel and the independent accountants to the Company and Parent, and on the assumptions of the management of the Company and Parent, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Parent and the Merger Agreement.

Piper Jaffray relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein were true and correct in all material respects to its analysis, (ii) each party to such agreements would fully and timely perform in all respects material to its analysis all of the covenants and agreements required to be performed by such party, (iii) the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents (including any consents required under applicable state corporate laws) required for the Offer and the Merger would be obtained in a manner that would not adversely affect the Company, Parent or the contemplated benefits of the Offer and the Merger.

In arriving at its opinion, Piper Jaffray did not perform any appraisals or valuations nor did Piper Jaffray evaluate the solvency of the Company or Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Jaffray in connection with its opinion were going concern analyses and Piper Jaffray expressed no opinion regarding the liquidation value of the Company, Parent or any other entity. Piper Jaffray undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Parent or any of their affiliates was a party or may be subject, and made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray also assumed that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

Piper Jaffray’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Jaffray expresses no opinion as to the price at which the Shares or the shares of Parent’s common stock may trade following announcement of the Merger or at any future time, although it assumed that the price of Parent’s common stock after the determination of the Average Trading Price (as defined in the Merger Agreement) would not impact the Consideration. Piper Jaffray did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Jaffray’s opinion addressed solely the fairness, from a financial point of view, to holders of the Shares of the Consideration, as set forth in the Merger Agreement, to be paid by Parent and did not address any other terms or agreement relating to the Offer, Merger or any other terms of the Merger Agreement. Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Offer or effect the Merger, the merits of the Offer or the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the consideration, any other terms contemplated by the Merger Agreement or the fairness of the Offer or the Merger to any other class of securities, creditor or other constituency of the Company. Piper Jaffray expressed no opinion with respect to the allocation of the Consideration among the holders of the Shares. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee if any party to the Merger, or any class of such persons, relative to the Consideration to be received by the holders of the Shares or with respect to the fairness of any such compensation, including whether any such payments were reasonably in the context of the Merger.

Information About Piper Jaffray

As a part of its investment banking business, Piper Jaffray is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Company Board selected Piper Jaffray to be its financial advisor and render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with the Company.

Piper Jaffray acted as a financial advisor to the Company in connection with the Offer and the Merger and will receive an estimated fee of approximately $10.7 million from the Company, which is contingent upon the consummation of the Offer and the Merger. Piper Jaffray also received a fee of $1.0 million for providing its fairness opinion. The opinion fee was not contingent upon the consummation of the Offer and the Merger or the conclusions reached in Piper Jaffray’s opinion. The Company has also agreed to indemnify Piper Jaffray against certain liabilities and reimburse Piper Jaffray for certain expenses in connection with its services. Piper Jaffray previously provided advisory services to one of the founders of the Company (who is no longer with the Company) for which it received compensation directly from such founder. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of the Company and Parent for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Jaffray may also, in the future, provide investment banking and financial advisory services to the Company or Parent or entities that are affiliated with the Company or Parent, for which Piper Jaffray would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of Piper Jaffray’s research Department and Personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or investment recommendations and/or publish research reports with respect to the Company and the Merger and other participants in the Merger (including Parent) that differ from the opinions of Piper Jaffray’s investment banking personnel.

Projected Financial Information

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, as described under the heading “Opinion of Piper Jaffray & Co.” in this Item 4 of this Schedule 14D-9, the Company provided to Piper Jaffray for use in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, the Company’s management’s internal non-public six-year financial forecasts regarding the Company’s anticipated future operations (the “Projections”).  The Company provided Piper Jaffray with a preliminary version of the Projections that was refined prior to the issuance of Piper Jaffray’s fairness opinion, including to update the 2010 projections with actual financial results for the quarter ended September 30, 2010, but there was only one set of Projections prepared by the Company and relied upon by Piper Jaffray.  The Company’s management also provided the Projections to the Company Board and to St. Jude Medical in connection with its due diligence review. Parent has informed the Company that it did not rely on these projections in any material respect in its analysis of the transaction.

The Projections were prepared by, and are the responsibility of, the Company’s management. The Projections were not prepared with a view toward public disclosure, and, accordingly, they do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Ernst & Young LLP, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the Projections and does not express an opinion or any form of assurance related thereto. The Company has included below a summary of the Projections to give its stockholders access to certain non-public information because such information was considered by Piper Jaffray for purposes of rendering its opinion and was also provided to the Company Board and Parent. The summary of the Projections below is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, failure to implement the Company’s business strategy; failure to capitalize on the Company’s expected market opportunities; lack of regulatory approval and market acceptance of the Company’s new products, product enhancements or new applications for existing products; regulatory developments in key markets for the company’s AMPLATZER occlusion devices; failure to complete the Company’s clinical trials or failure to achieve the desired results in the clinical trials; inability to successfully commercialize the Company’s existing and future research and development programs; failure to protect the company’s intellectual property, in particular a failure to prevail on appeal in the Company’s Occlutech litigation; decreased demand for the Company’s products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties described in the Company’s annual report on Form 10-K for the year ended December 31, 2009, subsequent quarterly reports on Form 10-Q, and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from them. See “Forward-Looking Statements” on page 40.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Projections. Parent has stated publicly that it expects the Company to grow its revenue in the low double-digits for 2011, not including the benefits of any possible future product approvals or successful clinical trial outcomes.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the Projections.

The following is a summary of the Projections:

Projected Financial Information

(dollar amounts are in millions; all amounts are approximate)

	Year ending December 31,
	2010	2011	2012	2013	2014	2015
Revenue	$214	$252	$303	$392	$530	$716
EBITDA(1)	$54	$72	$100	$147	$227	$334
EBIT(2)	$21	$39	$70	$119	$201	$309
Depreciation and Amortization	$25	$27	$24	$21	$18	$16
Stock Based Compensation	$6	$6	$7	$7	$8	$9
Capital Expenditures	$4	$6	$8	$8	$10	$10
Change in Net Working Capital (3)	$24	$7	$15	$18	$29	$38

(1)                                 Defined as net income before interest income, interest expense, provision for income tax, depreciation, amortization and expenses associated with stock based compensation. 2010 EBITDA excludes a one-time $31.9 million litigation settlement expense.

(2)                                 Defined as net income before interest income, interest expense and provision for income tax. 2010 EBIT excludes a one-time $31.9 million litigation settlement expense.

(3)                                 Defined as changes in assets and liabilities, excluding reserves for legal matters and other long-term liabilities.